Exhibit 5.1
[CENTEX LETTERHEAD]
August 18, 2005
Centex Corporation
2728 North Harwood
Dallas, Texas 75201
Ladies and Gentlemen:
          I am Senior Vice President and Chief Legal Officer of Centex Corporation, a Nevada corporation (the “Company”), and have acted as counsel for the Company in connection with the issuance and sale of $150,000,000 aggregate principal amount of 4.875% Senior Notes due 2008 of the Company (the “2008 Notes”) and the issuance and sale of $350,000,000 aggregate principal amount of 5.450% Senior Notes due 2012 of the Company (the “2012 Notes,” and together with the 2008 Notes, the “Notes”). The Notes are part of a series of the Company’s senior debt securities registered on a Registration Statement on Form S-3 (Commission File No. 333-117470) filed by the Company, Centex Trust I and Centex Trust II with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Notes will be issued under an Indenture, dated as of October 1, 1998 (the “Original Indenture”), between the Company and JPMorgan Chase Bank N.A. (formerly The Chase Manhattan Bank), as Trustee (the “Trustee”), as amended and supplemented by Indenture Supplement No. 18, dated as of August 18, 2005 (“Indenture Supplement No. 18”), and by Indenture Supplement No. 19, dated as of August 18, 2005 (“Indenture Supplement No. 19,” and together with Indenture Supplement No. 18 and the Original Indenture, the “Indenture”), between the Company and the Trustee.
          In furnishing this opinion, I or members of my staff have examined and relied upon copies of the Restated Articles of Incorporation and By-laws of the Company, as amended to date, the Original Indenture, Indenture Supplement No. 18 and Indenture Supplement No. 19, corporate records of the Company, including minute books of the Company, certificates of public officials and of representatives of the Company, statutes and other instruments and documents as I have deemed necessary or appropriate to form a basis for the opinions hereinafter expressed.
          In connection with this opinion, I have assumed the genuineness of all signatures on all documents examined by me and the authenticity of all documents submitted to me as originals and the conformity to the originals of all documents submitted to me as copies.
          On the basis of the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, I am of the opinion that:
     1. The Company is a corporation duly incorporated and validly existing in good standing under the laws of the State of Nevada.
     2. The Notes have been duly authorized by the Company and, when authenticated by the Trustee and delivered in accordance with the terms of the Indenture against payment therefor as provided in the Underwriting Agreement, dated as of August 15, 2005, between the Company and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, BNP Paribas, Calyon Securities (USA) Inc., and Greenwich Capital Markets, Inc., will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforceability thereof is subject to the effect of

(i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          The opinions set forth above are limited to the laws of the State of Texas and the United States of America and the General Corporation Law of the State of Nevada. At your request, this opinion is being furnished to you for filing as Exhibit 5.1 to the Company’s Current Report on Form 8-K.
[remainder of page intentionally left blank]

Very truly yours,

/s/ Brian J. Woram

Brian J. Woram
Senior Vice President
and Chief Legal Officer